EXHIBIT 1

FRISCO BAY INDUSTRIES LTD.

PRESS RELEASE
FOR IMMEDIATE RELEASE

                FRISCO BAY ANNOUNCES STRONG THIRD QUARTER RESULTS
                -------------------------------------------------

MONTREAL, DECEMBER 3, 2002 -- FRISCO BAY INDUSTRIES LTD. (NASDAQ: FBAY), a leading international provider of security systems, today announced increased revenues and earnings for the period ended October 31, 2002. Revenues for the quarter at C$12,811,234 were 23% higher than revenues of C$10,402,877 recorded in the corresponding period of the previous year. Net earnings for the quarter more than tripled to reach C$903,924, or C$0.38 per share, compared to C$296,662, or C$0.12 per share, in the same period last year.

For the first nine months, revenues increased by 22% to C$38,265,369, compared to C$31,370,925 in the corresponding period of the previous year. Net earnings generated for the nine months ended October 31, 2002 totaled C$2,680,682, or C$1.13 per share, a 138% improvement over net earnings of C$1,124,038, or C$0.48 per share, in the corresponding period of last year. Earnings improved year-over-year primarily due to increased sales in all major product lines, along with improved average margins on product sales. Selling, general and administrative expenses as a percentage of total revenues improved to 22%, down from 26% in the same period last year.

"Our business model continues to produce strong results," stated Barry Katsof, Chairman and Chief Executive Officer. "This is our eighth consecutive quarter of profitability. With our C$4 million net cash position, we are poised to capitalize on market opportunities, such as new product and service offerings, as well as acquisitions as they arise. Furthermore, based on our current backlog in both new equipment sales and recurring service revenue, we expect to surpass the C$50 million threshold in revenue coupled with record earnings this fiscal year. Using the "deliberate-and-steady" approach that has been our trademark, we are committed to maintain our position as leader in the markets we serve", concluded Mr. Katsof.

FRISCO BAY INDUSTRIES LTD. IS AN INTERNATIONAL PROVIDER OF SECURITY SYSTEMS AND EQUIPMENT FOR FINANCIAL INSTITUTIONS, GOVERNMENT AGENCIES AND MAJOR INDUSTRIAL CORPORATIONS. THE COMPANY MARKETS ITS PRODUCTS THROUGHOUT CANADA, THE UNITED STATES AND LATIN AMERICA WHERE IT IS RECOGNIZED AS AN EXPERT IN INTEGRATED SECURITY SOLUTIONS.

THE FINANCIAL INFORMATION PRESENTED IN THIS RELEASE IS EXPRESSED IN CANADIAN DOLLARS (C$1.00 = US$0.64), UNLESS OTHERWISE STIPULATED.

CONTACTS:         BARRY KATSOF OR HEATHER HALICKMAN
                  FRISCO BAY INDUSTRIES LTD.  TEL. 514-738-7300
                  E-MAIL: HEATHER@FRISCOBAY.COM

FOR FURTHER INFORMATION ON FRISCO BAY VISIT OUR WEB SITE AT:
HTTP://WWW.FRISCOBAY.COM


Statements made in this press release, other than historical financial results, are forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. These statements express the current beliefs and expectations of Frisco Bay's management group about the Company's future results and performance. However, they are subject to a number of known and unknown risks that could cause actual results to differ materially from those projected or implied in forward-looking statements. These risks and uncertainties are described in detail from time to time in the Company's filings with the Securities and Exchange Commission.

FRISCO BAY INDUSTRIES LTD.
CONSOLIDATED STATEMENT OF EARNINGS AND DEFICIT
(UNAUDITED)

--------------- --------------- ------------------------------------------------ --------------- ---------------
    QUARTER         QUARTER                                                        NINE MONTHS     NINE MONTHS
     ENDED           ENDED                                                            ENDED           ENDED
  OCTOBER 31,     OCTOBER 31,                                                      OCTOBER 31,     OCTOBER 31,
     2002            2001                     IN CANADIAN DOLLARS                     2002            2001
       $               $                                                                $               $
--------------- --------------- ------------------------------------------------ --------------- ---------------
                                                   REVENUES
    8,387,142       6,983,232                      Products                         25,267,126      20,544,962
    4,424,092       3,419,645                      Services                         12,998,243      10,825,963
--------------- --------------- ------------------------------------------------ --------------- ---------------
   12,811,234      10,402,877                                                       38,265,369      31,370,925
--------------- --------------- ------------------------------------------------ --------------- ---------------

                                              COSTS AND EXPENSES
    5,925,449       4,693,773                  Costs of products                    17,597,149      14,946,874
    2,930,544       1,881,198                  Costs of services                     8,531,803       6,708,311
    2,658,600       3,413,309         Selling, general and administrative            8,471,658       8,198,598
       50,521          44,157              Interest and bank charges                   185,235         184,637
--------------- --------------- ------------------------------------------------ --------------- ---------------
   11,565,114      10,032,437                                                       34,785,845      30,038,420
--------------- --------------- ------------------------------------------------ --------------- ---------------

    1,246,120         370,440            Earnings before income taxes                3,479,524       1,332,505

      342,196          73,778             Provision for income taxes                   798,842         208,467

--------------- --------------- ------------------------------------------------ --------------- ---------------
      903,924         296,662                    NET EARNINGS                        2,680,682       1,124,038

   (3,001,267)     (5,718,267)           Deficit, beginning of period               (4,778,025)     (6,545,643)
--------------- --------------- ------------------------------------------------ --------------- ---------------
   (2,097,343)     (5,421,605)              Deficit, end of period                  (2,097,343)     (5,421,605)
--------------- --------------- ------------------------------------------------ --------------- ---------------

         0.38            0.12           Net earnings per share - basic                    1.13            0.48
         0.37            0.11       Net earnings per share - fully diluted                1.09            0.46

NOTE: Certain comparative figures have been restated to conform to the current presentation.

FRISCO BAY INDUSTRIES LTD.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

IN CANADIAN DOLLARS                                                                    AS AT              AS AT
                                                                            OCTOBER 31, 2002   JANUARY 31, 2002
                                                                                           $                  $
--------------------------------------------------------------------------- ------------------ ------------------

ASSETS
CURRENT
Cash                                                                               3,400,161          1,964,962
Marketable securities                                                              2,837,151          2,815,762
Accounts receivable and other assets                                               8,742,797         11,202,050
Inventories                                                                        6,414,936          5,581,417
Future income taxes                                                                  104,000            288,000
--------------------------------------------------------------------------- ------------------ ------------------

                                                                                  21,499,045         21,852,191
--------------------------------------------------------------------------- ------------------ ------------------

Loans receivable                                                                      73,020             93,020
Fixed assets                                                                       4,881,780          3,884,188
Future income taxes                                                                  412,000            412,000
Development costs                                                                     23,630             61,362
Goodwill and other intangible assets (Note 2)                                         38,892             37,642
--------------------------------------------------------------------------- ------------------ ------------------

                                                                                  26,928,367         26,340,403
=========================================================================== ================== ==================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Bank indebtedness - operations                                                            --          2,700,000
Bank indebtedness - cash in circulation in ATMs                                    2,216,915          1,173,071
Accounts payable and accrued liabilities                                           6,802,457          7,512,978
Deferred revenue                                                                   1,740,619          2,484,612
Current maturity of obligations under capital leases                               1,063,623            969,264
--------------------------------------------------------------------------- ------------------ ------------------

                                                                                  11,823,614         14,839,925
--------------------------------------------------------------------------- ------------------ ------------------

Obligations under capital leases                                                   1,253,401            924,241
Deferred revenue                                                                     370,256            141,013

SHAREHOLDERS' EQUITY
Capital stock                                                                     15,480,834         15,115,644
Contributed surplus                                                                   97,605             97,605
Deficit                                                                           (2,097,343)        (4,778,025)
--------------------------------------------------------------------------- ------------------ ------------------

                                                                                  13,481,096         10,435,224
--------------------------------------------------------------------------- ------------------ ------------------

                                                                                  26,928,367         26,340,403
=========================================================================== ================== ==================

FRISCO BAY INDUSTRIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

--------------- --------------- ------------------------------------------------ --------------- ---------------
    QUARTER         QUARTER                                                        NINE MONTHS     NINE MONTHS
     ENDED           ENDED                                                            ENDED           ENDED
  OCTOBER 31,     OCTOBER 31,                                                      OCTOBER 31,     OCTOBER 31,
     2002            2001                     IN CANADIAN DOLLARS                     2002            2001
       $               $                                                                $               $
--------------- --------------- ------------------------------------------------ --------------- ---------------
                                             OPERATING ACTIVITIES
      903,924        296,662                     Net earnings                        2,680,682     1,124,038
                                           Items not affecting cash:
      104,000             --                  Future income taxes                      184,000            --
      299,032        209,324             Amortization of fixed assets                  846,234       525,267
       11,959         16,614           Amortization of development costs                42,640        49,842
           --         15,824    Amortization of goodwill and intangible assets              --        31,472
                                                  (note 2)
--------------- --------------- ------------------------------------------------ --------------- ---------------
    1,318,915        538,424                                                         3,753,556     1,730,619
                                   Change in non-cash operating elements of
    1,889,306        (53,184)                   working capital                        414,307     1,146,146
--------------- --------------- ------------------------------------------------ --------------- ---------------

    3,208,221        485,240                                                         4,167,863     2,876,765
--------------- --------------- ------------------------------------------------ --------------- ---------------

                                             FINANCING ACTIVITIES
   (1,597,480)       350,000            Bank indebtedness - operations              (2,700,000)   (2,251,399)
                                  Bank indebtedness - cash in circulation
      590,529             --                       in ATMs                           1,043,844            --
     (354,368)      (191,690)   Repayment of obligations under capital leases         (829,531)     (420,790)
      500,000        200,000     Increase in obligations under capital leases        1,253,049     1,148,999
      284,114            300                Issue of common shares                     365,190        13,865
--------------- --------------- ------------------------------------------------ --------------- ---------------

     (577,205)       358,610                                                          (867,448)   (1,509,325)
--------------- --------------- ------------------------------------------------ --------------- ---------------

                                            INVESTING ACTIVITIES
     (304,487)      (552,701)             Additions to fixed assets                 (1,843,826)   (1,632,461)
          653         87,318                Marketable securities                      (21,390)      773,981
--------------- --------------- ------------------------------------------------ --------------- ---------------

     (303,834)      (465,383)                                                       (1,865,216)     (858,480)
--------------- --------------- ------------------------------------------------ --------------- ---------------

    2,327,182        378,467                   INCREASE IN CASH                      1,435,199       508,960
    1,072,979        320,010               Cash, beginning of period                 1,964,962       189,517
--------------- --------------- ------------------------------------------------ --------------- ---------------

    3,400,161        698,477                  CASH, END OF PERIOD                    3,400,161       698,477
--------------- --------------- ------------------------------------------------ --------------- ---------------

NOTE 1 - BASIS OF PRESENTATION

These unaudited consolidated financial statements follow the same accounting policies as the most recent annual financial statements, except for the accounting change in Note 2 below.

NOTE 2 - CHANGE IN ACCOUNTING POLICY

Effective February 1, 2002, the Company adopted prospectively the CICA recommendations related to goodwill and other intangible assets. Accordingly, the Company ceased amortization of goodwill on February 1, 2002 and adopted the goodwill impairment model introduced by the new rules. Estimated additional goodwill amortization expense for the first nine months of fiscal 2003 would have amounted to approximately $14,100.